Filed Pursuant to Rule 433 Registration No. 333-122052

Republic of Peru US$ 500 Million Re-Opening of 7.350% Bonds due 2025

Final terms and conditions as of December 12, 2005

Issuer	Republic of Peru
Ratings	Ba3 / BB / BB
Lead managers	Citigroup
Re-Opening Amount	US$500,000,000
New Outstanding Total	US$1,250,000,000
Issue type	SEC Global Registered
Settlement	December 15, 2005 (T+3)
Denominations	US$100,000 / US$1,000
Maturity	July 21, 2025
Interest Payment	January & July 21 (1st Coupon Payment January 21, 2006)
Coupon	7.350%
Re-offer price	101.027% (Excludes Accrued Interest)
Re-offer yield	7.250%
Benchmark instrument	UST 5.375% due February 2031
Benchmark yield	4.731% (Price 109-13)
Re-offer spread	+251.9 bps
Accrued Interest	US$14,904,166.67
Gross Proceed to Issuer	US$505,135,000
Underwriting Fees	22 bps
Net Proceeds to Issuer	US$504,035,000 (Excludes Accrued Interest)
Interest rate frequency	Semi-Annual
Interest rate basis	US (NASD) 30/360
Governing law	New York
Clearing	DTC / Euroclear / Clearstream
Listing	Luxembourg Euro MTF

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

CITIGROUP GLOBAL MARKETS INC.: 1-800-248-3580